Intuit Inc. 2700 Coast Avenue Mountain View, CA 94043

February 9, 2016
Kathleen Collins
Accounting Branch Chief
Office of Information Technology and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc:    Rebekah Lindsey, Staff Accountant, Division of Corporation Finance,
    U.S. Securities and Exchange Commission (via e-mail)

Re:    Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2015
Filed September 1, 2015
SEC File No. 000-21180
Dear Ms. Collins:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated January 28, 2016 and relating to the above-referenced filing of Intuit Inc.
We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended July 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Goodwill, Acquired Intangible Assets and Other Long-Lived Assets - Impairment Assessments, page 33

Comment:

1.
Please clarify your statement that all of your reporting units have a fair value that substantially exceeded their carrying values as it relates to your Consumer Ecosystem reporting unit. In this regard, please describe the factors that resulted in the fair value of that reporting unit to be substantially in excess of its carrying value just one quarter after you recorded an impairment charge in the reporting unit. As part of your response, please tell us the percentage by which the fair value of the Consumer Ecosystem reporting unit exceeded its carrying value.

Response:

The fair value of our Consumer Ecosystem reporting unit substantially exceeded its carrying value one quarter after its impairment because the total identifiable tangible and intangible net assets assigned to that reporting unit in Step 2 of the interim impairment test had estimated fair values that substantially exceeded their carrying values. Following is a description of the interim impairment test we performed during the quarter ended April 30, 2015 and the results it yielded.
For Step 1 of the Accounting Standards Codification Topic 350 (“ASC 350”) impairment test (ASC 350-20-35-4), with the assistance of a third party valuation firm we estimated the total fair value of the Consumer Ecosystem reporting unit to be $393 million. The total carrying value of the Consumer Ecosystem reporting unit was $504 million, which consisted of $474 million in goodwill and $30 million in tangible and intangible net assets. Because the total carrying value of the reporting unit exceeded its estimated total fair value, we proceeded to Step 2 of the ASC 350 impairment test.

Consistent with the guidance in ASC 350-20-35-9 through 350-20-35-17, for Step 2 of the ASC 350 impairment test with the assistance of a third party valuation firm we determined the implied fair value of goodwill in the same manner as the amount of goodwill recognized in a business combination would be determined. That is, we assigned the estimated total fair value of the Consumer Ecosystem reporting unit to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. We then compared the implied fair value of the goodwill assigned to the Consumer Ecosystem reporting unit with the carrying value of that goodwill. As shown in the table below, the $263 million impairment charge that we recorded in the fiscal quarter ended April 30, 2015 was the difference between the $474 million carrying value of goodwill for the Consumer Ecosystem reporting unit and the $211 million implied fair value of that goodwill. Immediately following this impairment charge the Consumer Ecosystem reporting unit’s estimated total fair value substantially exceeded its carrying value by $152 million or 63%.

Consumer Ecosystem Reporting Unit
As of April 30, 2015
In millions of U.S. dollars

	Fair Value	Carrying Value
Step 1 - Indicator of Impairment
Goodwill		$474
Net tangible and intangible assets and liabilities		30
Total reporting unit	$393	$504

Fair Value
Step 2 - Calculation of Implied Fair Value of Goodwill
Total fair value of reporting unit	$393
Less fair value of net tangible and intangible assets and liabilities	(182)
Implied fair value of goodwill	$211

Calculation of Goodwill Impairment Charge
Carrying value of goodwill	$474
Less implied fair value of goodwill	(211)
Goodwill impairment charge	$263

	Fair Value	Carrying Value
Immediately Following Goodwill Impairment Charge
Goodwill	$211	$211
Net tangible and intangible assets and liabilities	182	30
Total reporting unit	$393	$241

Fair value exceeds carrying value by	63%

In the fourth quarter of fiscal 2015, we performed our annual impairment analysis as of May 31, 2015. Using the methodology described in Note 1 to the financial statements in Item 8 of our Annual Report on Form 10-K for the year ended July 31, 2015 and as shown in the table below, we determined that the estimated fair value of the Consumer Ecosystem reporting unit substantially exceeded its carrying value by $181 million or 73%.

Consumer Ecosystem Reporting Unit
As of May 31, 2015
In millions of U.S. dollars

	Fair Value	Carrying Value
Annual Impairment Test
Goodwill		$211
Net tangible and intangible assets and liabilities		38
Total reporting unit	$430	$249

Fair value exceeds carrying value by	73%

Comment:

2.
Considering the goodwill impairment charge recorded in the quarter ended April 30, 2015, please tell us how your MD&A disclosures in your Form 10-Q for the quarter ended January 31, 2015 adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In this regard, it appears that your disclosures did not warn investors that a potential goodwill impairment existed. Tell us how you considered providing disclosure in your Form 10-Q for the quarter ended January 31, 2015 that addressed the existence of negative factors that may have impacted the recoverability of your goodwill. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

During the fiscal quarter ended January 31, 2015, we followed the guidance provided in ASC 350 to perform a qualitative assessment to determine whether it was more likely than not that the fair value of any reporting unit was less than its carrying amount. This assessment included our Consumer Ecosystem reporting unit. In preparing this assessment, our consideration included, but was not limited to, the following events and circumstances as suggested by ASC 350-20-35-3C:

a.
Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

b.	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

c.	Cost factors such as increases in raw materials, labor, or other costs that would have a negative effect on earnings and cash flows.

d.	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

e.	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

f.
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets; a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit; the testing for recoverability of a significant asset group within a reporting unit; or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

g.	A sustained decrease in share price, both in absolute terms and relative to peers.

We considered the factors above and determined that during the fiscal quarter ended January 31, 2015 none of the factors were noted with respect to the Consumer Ecosystem reporting unit. Consequently, we did not consider it to be more likely than not that the fair value of the Consumer Ecosystem group was less than its carrying value. Since no indicators of impairment were noted, we determined that no disclosure was necessary in our Form 10-Q for the quarter ended January 31, 2015. In this regard, we note that Item 303(a)(3)(ii) of Regulation S-K requires disclosure of “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” The factors that ultimately led to our recognition of a goodwill impairment charge for the Consumer Ecosystem reporting unit during the fiscal quarter ended April 30, 2015 were not a known trend or uncertainty during the fiscal quarter ended January 31, 2015.

* * * * * * * *

Pursuant to the Staff’s request, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Mark Flournoy, our Vice President, Corporate Controller and Chief Accounting Officer at (858) 215-9824 or Kerry McLean, our Vice President, Deputy General Counsel at (650) 944-5918. Intuit’s mailing address is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours,
Intuit Inc.
/s/ MARK J. FLOURNOY
Mark J. Flournoy
Vice President, Corporate Controller and Chief Accounting Officer